FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated July 3, 2014, announcing its financial results for the first quarter ended March 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

Dated: July 3, 2014
/s/ Stamatis Tsantanis
By: Stamatis Tsantanis
Chief Executive Officer

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2014

July 3, 2014 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (Nasdaq: SHIP) announced today its financial results for the first quarter ended March 31, 2014.

Financial Highlights:

•	EBITDA of $84.7 million

•	Net income of $83.5 million

•	Net revenues of $2.0 million

•	Indebtedness of $NIL

•	Total shareholder's equity of $2.6 million

Management Discussion:

Stamatis Tsantanis, the Company's Chairman & Chief Executive Officer, stated:

"In the first quarter of 2014, we successfully completed a significant financial overhaul of our Company, which resulted in the elimination of all our outstanding indebtedness. Since the beginning of this rigorous restructuring process in 2012, we extinguished approximately $346 million of secured liabilities and all of the Company's guarantees were fully released. This effort was achieved without entering into any court protection, without any dilution of the Company's shareholders and without any interruption of the listing status of the Company's common shares on the Nasdaq Stock Market.

Additionally, in June 2014, as part of the Company's balance sheet strengthening efforts, certain of our major shareholders have contributed the amount of $1.1 million in return for newly issued common shares of Seanergy. We consider this positive development as a strong vote of confidence in our Company and its prospects.

Furthermore, as previously announced, we have entered into a strategic agreement with companies controlled by our major shareholders, whereby four modern Capesize vessels will be contributed in the Company in exchange for newly issued common shares. Pursuant to this agreement, the transaction is expected to close in the third quarter of this year.

After the Company's debt restructuring and cash contribution, and upon the contribution of the Capesize vessels, we believe that Seanergy's strengthened balance sheet will ensure the long-term compliance with the Nasdaq listing standards and will provide a significant source of capital for the expansion of our Company.

"Looking forward, we believe that most market participants are optimistic about a dry bulk shipping recovery materializing from the fourth quarter of 2014 onwards. We are optimistic that our Company's positioning, subject to the finalization of the vessels' contribution, will allow us to capitalize on a rising spot rate environment and will facilitate further growth."

First Quarter 2014 Financial Results:

Net Revenues

Net revenues in the first quarter of 2014 were equal to $2.0 million, compared to $5.6 million in the same quarter in 2013, a reduction of 64%. The decrease in net revenues reflects the operation of a smaller fleet, as an average of 3.0 vessels were owned in the first quarter of 2014, compared to 9.3 vessels in the corresponding quarter of 2013.

EBITDA and Net Income

EBITDA was $84.7 million for the first quarter of 2014, as compared to EBITDA of $3.8 million for the first quarter of 2013.

For the first quarter of 2014, net income amounted to $83.5 million, or $6.98 earnings per basic and diluted share, compared to a net income of $1.1 million, or $0.09 earnings per basic and diluted share, in the same quarter of 2013, based on weighted average common shares outstanding of 11,959,161 and 11,959,271 basic and diluted for 2014 and 11,958,063 and 11,959,282 basic and diluted for 2013, respectively.

The significant increase in EBITDA and in net income quarter-on-quarter, is largely attributable to the gain of $85.5 million that was realized on the sale of the Company's last four vessels in the first quarter of 2014.

Recent Developments:

Cash Contribution by Major Shareholders

On June 24, 2014, certain of the Company's existing major shareholders agreed to contribute the amount of $1.134 million in exchange for 1,890,000 common shares, which were issued on June 27, 2014. The purchasers also received customary registration rights in respect of the shares issued in the transaction. The transaction was approved by an independent committee of the Company's Board of Directors, which obtained a fairness opinion from an independent financial firm for this transaction.

Compliance with Nasdaq Continued Listing Requirements

On May 6, 2014, the Company announced that the Nasdaq Hearings Panel confirmed it has regained compliance with the continued listing requirements of the Nasdaq Capital Market.

In a prior decision dated January 9, 2014, the Nasdaq Hearings Panel had granted the Company's request for continued listing through April 28, 2014, subject to certain conditions, including that the Company would regain compliance with the minimum shareholders' equity requirement. As of May 1, 2014, the Nasdaq Hearings Panel closed this matter, since the Company regained compliance with the minimum shareholders' equity requirement and all other requirements for continued listing on the Nasdaq Capital Market.

Strategic Agreement for the Contribution of Four Capesize Vessels

On April 29, 2014, the Company announced that certain of the Company's major shareholders will contribute four Capesize vessels. The transaction was approved by an independent committee of the Company's Board of Directors, which obtained a fairness opinion from an independent financial firm for this transaction. The closing of the transaction, which is subject to standard closing conditions and lenders' consents, was initially expected to take place prior to June 30, 2014. The closing date has been extended pursuant to the terms of the relevant share purchase agreement, and is now expected to occur prior to September 30, 2014.

Following the completion of the transaction, the Company will have a modern fleet of four Capesize dry bulk carriers with a combined cargo-carrying capacity of approximately 682,723 dwt and an average fleet age of about 7.5 years. Upon delivery, the vessels are expected to be employed in the spot market or under index-linked charter agreements and consequently the Company is expected to start earning revenue immediately upon completion of the transaction.

Fleet Data:

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Fleet Data
Average number of vessels (1)	3.0	9.3
Ownership days (2)	268	836
Available days (3)	268	836
Operating days (4)	142	704
Fleet utilization (5)	53.0%	84.2%
Fleet utilization excluding drydocking off-hire days (6)	53.0%	84.2%

Average Daily Results
TCE rate (7)	5,296	6,004
Vessel operating expenses (8)	2,634	4,146
Management fee (9)	455	344
Total vessel operating expenses (10)	3,089	4,490

(1)
Average number of vessels is the number of vessels that constituted the Company's fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company's fleet during the relevant period divided by the number of calendar days in the relevant period.

(2)
Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(3)
Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the quarters ended March 31, 2014 and 2013, the Company did not incur any off-hire days for vessel scheduled dry docking.

(4)
Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire for any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.

(6)
Fleet utilization excluding drydocking off-hire days is calculated by dividing the number of the fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking off-hire days to measure a Company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or special or intermediate surveys.

(7)
TCE rates are defined as our net revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions.

(In thousands of US Dollars, except operating days and daily time charter equivalent rate)

	Three Months Ended March 31,
	2014	2013
Net revenues from vessels	2,010	5,645
Voyage expenses	1,258	1,418
Net operating revenues	752	4,227
Operating days	142	704
Daily time charter equivalent rate	5,296	6,004

(8)
Average daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

(In thousands of US Dollars, except ownership days and daily vessel operating expenses)

	Three Months Ended March 31,
	2014	2013
Operating expenses	706	3,466
Ownership days	268	836
Daily vessel operating expenses	2,634	4,146

(9)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.

(10)
Total Vessel Operating Expenses ("TVOE") is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

EBITDA Reconciliation:

(In thousands of US Dollars)
	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Net Income	83,505	1,065
Plus: Interest and finance costs, net (including interest income)	1,204	2,162
Plus: Income taxes	0	34
Plus: Depreciation and amortization	0	581
EBITDA	84,709	3,842

EBITDA consists of earnings before net interest and finance cost, taxes, depreciation and amortization. EBITDA is not measurement of financial performance under accounting principles generally accepted in the United States of America, or U.S. GAAP and does not represent cash flow from operations. EBITDA is presented solely as supplemental disclosure because management believes that it is common measure of operating performance in the shipping industry.

Conference Call and Webcast: July 3, 2014

As announced, the Company's management team will host a conference call today, July 3, 2014, at 09:00 a.m. ET to present the Company's financial results.

Conference Call details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy".

A replay of the conference call will be available until Thursday, July 10, 2014. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.

Audio Webcast

There will also be a simultaneous live webcast of the conference call over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
March 31, 2014 and December 31, 2013
 (In thousands of US Dollars)

	March 31, 2014	Dec 31, 2013
ASSETS
Cash and restricted cash	1,530	3,075
Vessels, net	-	60,141
Other assets	1,744	3,134
TOTAL ASSETS	3,274	66,350

LIABILITIES AND EQUITY
Total debt	-	134,911
Due to related parties	150	9,049
Accrued interest	-	9,480
Total other liabilities	495	3,605
Total shareholder's equity	2,629	(90,695)
TOTAL LIABILITIES AND EQUITY	3,274	66,350

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Income
For the three months ended March 31, 2014 and 2013
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2014	2013
Revenues:
Vessel revenue, net	2,010	5,645

Expenses:
Direct voyage expenses	(1,258)	(1,418)
Vessel operating expenses	(706)	(3,466)
Management fees	(122)	(288)
General and administrative expenses	(664)	(1,336)
Depreciation and amortization	-	(581)
Loss on sale of vessels and asset impairment charges	-	(862)
Gain on restructuring	85,447	-
Gain on disposal of subsidiaries	-	5,538
Operating income	84,707	3,232
Other income (expense):
Interest and finance costs	(1,207)	(2,166)
Loss from financial instruments	-	(2)
Other, net	5	1
Total other expenses, net:	(1,202)	(2,167)
Net income	83,505	1,065

Net income per common share, basic and diluted	6.98	0.09
Weighted average number of common shares outstanding, basic	11,959,161	11,958,063
Weighted average number of common shares outstanding, diluted	11,959,271	11,959,282

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

 Currently, the Company does not own any operating vessels. Upon completion of the vessels' contribution transaction previously announced, subject to certain closing conditions, the Company's fleet will consist of 4 Capesize dry bulk carriers with a combined cargo-carrying capacity of approximately 682,723 dwt and an average fleet age of 7.5 years.

 The Company's common stock trades on the Nasdaq Capital Market under the symbol "SHIP".

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com